SCHEDULE 13D

                        Under the Securities and Exchange Act of 1934

                                             0
                                       (Amendment No.)

                                          CPI Corp
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          125902106
                                       (CUSIP Number)

                                       James D. Brilliant
                                       805 Las Cimas Parkway
                                       Suite 430
                                       Austin, Texas   78746
                                       512-329-0050
                  (Name, Address and Telephone Number of Person Authorized to
                            Receive Notices and Communications)

                                          06/22/2004
                    (Date of Event Which Requires Filing of this Statement)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management, Inc., d/b/a Century Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 Source of Funds

  OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
  PURSUANT TO ITEMS 2(C) OR 2(E)

  []

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

7 SOLE VOTING POWER

  41,628

8 SHARED VOTING POWER

  1,595,224

9 SOLE DISPOSITIVE POWER

  41,628

10 SHARED DISPOSITIVE POWER

  1,595,224

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,636,852

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

  N/A

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

  21.12%

14 TYPE OF REPORTING PERSON*

  IA

Item 1. Security and Issuer

  This statement relates to the shares of common stock, par value $.40 per share ("Common Stock"), of CPI Corp., a Delaware corporation (the "Company").
  The principal executive offices of the Company are located at 1706 Washington Avenue, St. Louis, Missouri 63103-1790.

Item 2. Identity and Background

  (a) Name

    James D. Brilliant

  (b) Residence or business address

    805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

    Vice President, Van Den Berg Management, Inc., d/b/a Century Management 805 Las Cimas Parkway
    Suite 430
    Austin, Texas   78746

  (d) Criminal Convictions or Proceedings

    N/A

  (e) Civil Judgements or Proceedings

    N/A

  (f) Citizenship

    USA

Item 3. Source and Amount of Funds or Other Consideration

    As Vice President, Van Den Berg Management, Inc., d/b/a Century Management he directed the purchase of 1,636,852 shares of the issuer directly, paid for with cash for the accounts of investment advisory clients for an aggregate price of $31,475,494.89.

Item 4.  Purpose of Transaction

    The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes.
    As a result of CPI Corp. recently buying back 406,780 shares the beneficial ownership of the filer has exceeded 20%.

Item 5.  Interest in Securities of the Issuer

  (a) Amount and percentage beneficially owned:

    (i) 1,636,852 shares in his capacity as a controlling person of Van Den Berg Management, Inc., d/b/a Century Management.

  (b) Number of shares as to which such person has:

    (i)   sole power to vote or direct the vote:

          41,628

    (ii)  shared power to vote or direct the vote:

          1,595,224

    (iii) sole power to dispose or to direct the disposition:

          41,628

    (iv)  shared power to dispose or direct the disposition:

          1,595,224

  Reporting Person may be deemed to share power to vote and dispose of shares referred to herein as a result of his control of the investment adviser for whose advisory clients he is reporting.
  He may be deemed to have sole power to vote and direct the disposition of the shares referred to above.

  (c) A schedule of transactions effected in the last sixty days is attached hereto.

  (d) Ownership of More than Five Percent on Behalf of Another Person:

      The investment advisory clients have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, no person has such interest relating to more than 5% of the outstanding class of securities.

  (e) Ownership of Less than Five Percent:

      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7. Material to be Filed as Exhibits

    60 days of buying

    Date             Quantity   Market Value
    May 18, 2004     4040       $57,949.47
    May 19, 2004     2160       $31,396.00
    June 1, 2004     1915       $30,062.54
    June 2, 2004     14830      $231,338.49
    June 3, 2004     8210       $128,015.73
    June 4, 2004     2145       $33,240.25
    June 9, 2004     1115       $17,539.73
    June 14, 2004    2300       $36,070.13
    June 16, 2004    6695       $105,623.88
    June 17, 2004    2000       $31,348.85
    June 18, 2004    21505      $338,439.99


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        07/14/04
                                        Date

                                        Signature
                                        James D. Brilliant/Vice President
                                        Name/Title